[Letterhead of Locke Liddell & Sapp LLP]

December 9, 2004

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Elaine Wolff
Michael	McTiernan

Re:	U.S. Restaurant Properties, Inc.
Amendment No. 2 to Registration Statement on Form S-4 Filed December 9, 2004
Registration No. 333-119116

Ladies and Gentlemen:

On behalf of our client, U.S. Restaurant Properties, Inc., a Maryland corporation (the “Company”), please find enclosed for filing Amendment No. 2 (the “Amendment”) to the captioned registration statement (the “Registration Statement”), which we have marked to show changes from Amendment No. 1 to the Registration Statement filed by the Company on November 4, 2004.

We have amended the Registration Statement in response to your letter, dated November 19, 2004 (the “Comment Letter”), with respect to the Registration Statement. For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter. Page references in your comments, as reprinted in this letter, have been revised to reflect the changed pagination in the Amendment. Page references contained in certain of the responses contained below refer to page numbers in the courtesy copies of the Amendment provided to the Staff.

Capitalized terms used in this letter and not otherwise defined herein have the meanings provided in the Registration Statement or the Comment Letter, as applicable. The following are the Company’s responses to the Staff’s comments.

Summary, page 10

Material Federal Tax Consequences of the Mergers, page 22

U.S. Securities and Exchange Commission

December 9, 2004

1.	We note your response to comment 21. Since the tax treatment of the merger may be material to an investor, and since the tax treatment depends on whether or not the Series C preferred stock is classified as “nonqualified preferred stock,” please supplementally advise us whether counsel will deliver a “should” or “more likely than not” opinion on the issue.

Complied with by revising the tax opinion on merger qualification to give a “should” opinion concluding that the Series C preferred stock should not be treated as nonqualified preferred stock. Revised drafts of tax opinions will be furnished to you supplementally under separate cover.

Comparative Per Share and Unit Market Price Information, page 47

Price for CNLRP Common Stock and Income Fund Limited Partnership Units, page 48

2.	We note your statement in footnote 4. The units in the various Income Funds appear to have been issued at different times, yet you have provided information on the total distributions per unit. Please supplementally explain why CNLRP distributions should be treated differently. In addition, please advise us why CNLRP is included in the table on page 48, but not in the table on page 14.

Complied with by providing aggregate distributions per share of CNLRP common stock. The table on page 14 has been revised to include CNLRP.

The Proposed Mergers, page 58

Background of the Mergers, page 58

3.	We note your response to comment 47. Please add additional detail as follows:

•	Please disclose when Bank of America was retained by CNLRP to explore strategic alternatives;

•	Please disclose whether any financial advisors attended the August 2002 meeting between USRP and CNLRP;

•	Please disclose which particular options CNLRP determined to explore following the February 21, 2003 presentation;

•	Please disclose the result of the March 7, 2003 meeting;

•	Please disclose the purpose and result of the May 19, 2003 meeting between Bank of America and Mr. West;

•	Please disclose the result of the June 2, 2003 meeting;

U.S. Securities and Exchange Commission

December 9, 2004

•	Please provide additional disclosure regarding Mr. Arasi, including the term of his engagement, his specific responsibilities, whether or not he was independent, and the result of his engagement;

•	Please disclose why the parties at the November 7, 2003 meeting determined that a business combination would be enhanced by the acquisition of the Income Funds;

•	Please disclose in detail the agreement that was reached in principle on December 22, 2003;

•	Please disclose what revisions were made to the business model presented at the June 1, 2004 USRP special committee meeting;

•	Please disclose the result of the July 1, 2004 USRP telephonic meeting; and

•	Please disclose what other strategic alternatives were presented at the CNLRP meeting on July 14, 2004 and clarify whether Bank of America and Legg Mason suggested that the USRP transaction was better than the other alternatives.

Complied with by making the following revisions, except as where otherwise noted:

•	Pages 60 and 63 have been revised to provide details about the engagement of Banc of America Securities.

•	Page 59 has been revised to disclose that no financial advisors were present at the August 2002 meeting between USRP and CNLRP.

•	Page 59 has been revised to disclose that CNLRP determined to explore all of the listed options.

•	Page 59 has been revised to disclose the result of the March 7, 2003 meeting.

•	Page 59 has been revised to disclose the purpose of the meeting between Banc of America Securities and Mr. West.

•	Page 60 has been revised to disclose the result of the June 2, 2003 meeting.

•	Page 60 has been revised to provide additional disclosure relating to Mr. Arasi.

•	Page 61 has been revised to disclose why the parties at the November 7, 2003 meeting determined that a business combination would be enhanced by the acquisition of the Income Funds.

U.S. Securities and Exchange Commission

December 9, 2004

•	The referenced agreement in principle is the agreement reached on January 16, 2004, which is discussed on page 62.

•	Page 65 has been revised to clarify that the subjects of the discussion were revisions to USRP’s evaluation of CNLRP’s projections, USRP’s projections and general changes in the REIT marketplace.

•	Page 65 has been revised to disclose the result of the July 1, 2004 telephonic meeting.

•	Page 66 has been revised to list the alternatives presented and to clarify the views of CNLRP’s financial advisors.

Determination of Merger Consideration, page 67

4.	We note your response to comment 45. Please provide significantly more detail regarding the valuation analyses used by the respective management teams and boards of directors and general partners to evaluate the merger consideration during these lengthy negotiations. For example, please disclose whether they had access to the analyses referenced by the various financial advisors in the board books or similar internally produced analyses, including NAV analyses, discounted cash flow analyses, comparable company FFO and EBITDA multiples, comparable transaction analyses, historical USRP common and preferred stock trading ranges, relative contribution analyses and dividend yield analyses. If accurate, please disclose that they relied on the financial advisors to generate these analyses.

Complied with by revising pages 15 and 68 to disclose the valuation analyses accessible to the parties to the mergers.

Reasons for the Mergers, page 68

5.	Please supplementally advise us whether or not USRP considered the fact that 8.8% of CNLRP’s annual rents are derived from tenants in bankruptcy proceedings as a negative factor of the merger.

Complied with by revising page 70 to include the above-referenced fact as a negative factor considered by the USRP special committee.

6.	We note your disclosure that the net asset value analysis performed by Wachovia is analogous to a liquidation analysis. However, please confirm that the general partners had access to this analysis during the time they were negotiating the merger consideration and considering other strategic alternatives.

Complied with by revising page 74.

U.S. Securities and Exchange Commission

December 9, 2004

7.	We note the reference in the Wachovia board book to the appraisals of the liquidation values of the Income Funds. Please disclose whether the respective general partners considered these appraisals in negotiating the merger consideration and considering other strategic alternatives.

Complied with by revising page 74.

Opinions of Financial Advisors, page 75

8.	We note your response to comment 72 and are in receipt of the board books delivered in connection with the meetings held to authorize the merger agreements. In addition, please supplementally provide us with copies or any materials prepared by management or the financial advisors for the boards of directors or general partners, as the case may be, in connection with the following meetings:

•	CNLRP management presentation to its board, May 20, 2003;

•	USRP board meeting, January 12, 2004;

•	USRP special committee meeting, January 26, 2004;

•	CNLRP special committee meeting, June 23, 2004;

•	USRP special committee meeting, July 1, 2004; and

•	Bank of America presentation to CNLRP, July 14, 2004.

Under separate cover, the following materials will be provided to you supplementally:

•	CNLRP management presentation to its board, May 20, 2003;

•	CNLRP special committee meeting materials, June 23, 2004;

•	USRP special committee meeting materials, July 1, 2004; and

•	Banc of America Securities presentation to CNLRP, July 14, 2004.

We have been advised that there were no materials provided with regard to the other referenced meetings.

The Merger Agreements, page 110

Conditions to the Mergers, page 119

9.	We note that the merger agreement contains a condition that USRP obtain a closing agreement from the IRS. Please disclose this condition or supplementally confirm that it

U.S. Securities and Exchange Commission

December 9, 2004

has been satisfied. In either case, please supplementally describe the purpose of the closing agreement.

Under the merger agreement, closing agreements are required between the IRS and both USRP and CNLRP to address separate REIT asset test compliance issues that could affect each company’s REIT status. The IRS has agreed to the final language of each closing agreement, and USRP and CNLRP have each signed their respective agreements and submitted them to the IRS for execution. Based upon statements by IRS personnel, it is anticipated that the IRS will execute the closing agreements on or about December 8, 2004. The proxy documents will not be mailed until the IRS has signed both agreements.

Material Federal Income Tax Consequences, page 176

10.	Please supplementally explain why you will not receive an opinion from counsel regarding the REIT qualification of the combined company. It appears that this is a tax consequence that would be material to an investor in deciding whether to vote for the merger. Please revise to include such an opinion or advise.

Shaw Pittman LLP has agreed to include an opinion of counsel regarding the REIT qualification of the combined company in its REIT qualification opinion. A revised draft of this opinion will be furnished to you supplementally under separate cover.

Stockholder Proposals for the 2005 Annual Meetings, page 202

USRP

11.	Please clarify that notices of stockholder proposals should be sent to USRP’s secretary.

Complied with by revising the second paragraph on page 202.

Part II. Information Not Required in Prospectus

Exhibits

12.	Please conform Item 2 of Exhibit 99.5 to the notice to stockholders such that it refers to all 18 agreements.

Complied with by revising Exhibit 99.5.

13.	Please conform Item 2 of Exhibit 99.7 to the notice to limited partners such that it identifies the partnership agreement provision to be amended.

Complied with by revising Exhibit 99.7.

Legal Opinions

U.S. Securities and Exchange Commission

December 9, 2004

14.	Please have your counsel revise its legality opinion to cover Maryland law generally. It is not appropriate to limit the scope of the opinion to the corporate statute.

Complied with in Exhibit 5.1.

15.	The limitation on reliance in the last paragraph of each of the tax opinions are not appropriate because stockholders and limited partners voting on the transactions must be able to rely on the tax opinions. Please provide revised tax opinions that remove this limitation on reliance.

This comment will be complied with in Exhibits 8.1, 8.2, 8.3 and 8.4, as filed in a subsequent amendment to the Registration Statement. Revised drafts of tax opinions will be furnished to you supplementally under separate cover.

16.	In connection with the tax opinions of Locke Liddell & Sapp and Shaw Pittman LLP, please have counsel revise their references on pages 1 and 2 to the Tax Representation Letter to refer to “factual” representations and “factual” statements set forth in the Tax Representation Letter.

This comment will be complied with in Exhibits 8.1, 8.2, 8.3 and 8.4, as filed in a subsequent amendment to the Registration Statement. Revised drafts of tax opinions will be furnished to you supplementally under separate cover.

17.	We note that each counsel provides a “should” opinion with respect to REIT qualification from the time of the opinion to the date of the merger. Please disclose why counsel cannot deliver a “will” opinion.

This comment will be complied with in Exhibits 8.3 and 8.4, as filed in a subsequent amendment to the Registration Statement, by providing a “will” opinion. Revised drafts of tax opinions will be furnished to you supplementally under separate cover.

* * * *

If you have any further questions or require additional information, please do not hesitate to contact me at (214) 740-8743.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Thomas H. McCormick
William J. Conti
John M. McDonald